Filed by Express Scripts, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200
A registration statement relating to the securities proposed to be issued in the Offer (as defined below) has been filed with the Securities and Exchange Commission but has not yet become effective. Such securities may not be issued nor may offers to receive such securities be accepted prior to the time the registration statement becomes effective. This announcement is neither an offer to exchange nor the solicitation of an offer to exchange cash and such securities nor shall there be any exchange thereof in any state in which such offer, solicitation or exchange would be unlawful prior to registration or qualification under the securities laws of any such state. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Express Scripts, Inc. by Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC (the “Dealer Managers”) or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.
Notice of Offer to Exchange
Each Outstanding Share of Common Stock
of
Caremark Rx, Inc.
for
$29.25 in Cash
and
0.426 of a Share of Common Stock of Express Scripts, Inc.
(together with the associated preferred stock purchase rights), by
Express Scripts, Inc.
     Express Scripts, Inc., a Delaware corporation (“Express Scripts”), is offering to exchange for all the issued and outstanding shares of common stock, par value $0.001 per share (“Caremark Common Stock”), of Caremark Rx., Inc., a Delaware Corporation (“Caremark”), validly tendered pursuant to the Offer and not properly withdrawn: (i) $29.25 in cash, less any applicable withholding taxes and without interest and (ii) 0.426 shares of Express Scripts common stock, par value $0.01 per share (including the associated preferred stock purchase rights) (“Express Scripts Common Stock”) upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange and the accompanying Letter of Transmittal (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Offer”). Express Scripts will not issue certificates representing fractional shares of Express Scripts Common Stock pursuant to the Offer. Instead, each tendering stockholder who would otherwise be entitled to a fractional share of Express Scripts Common Stock will receive cash in an amount equal to such fraction (expressed as a decimal and rounded to the nearest 0.01 of a share) multiplied by the closing price of the Express Scripts Common Stock on the Expiration Date (as defined below).
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00
MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, FEBRUARY 13, 2007,
UNLESS THE OFFER IS EXTENDED (“THE EXPIRATION DATE”).
     The purpose of the Offer is for Express Scripts to acquire control of, and ultimately the entire equity interest in, Caremark. The Offer is the first step in Express Scripts’ plan to acquire all of the outstanding shares of Caremark Common Stock. Express Scripts intends to promptly after completion of the Offer seek to consummate a merger of Caremark into a wholly owned subsidiary of Express Scripts (the “Second-Step Merger”). Under certain circumstances described in the Prospectus/Offer to Exchange, Express Scripts may reverse the direction of the Second-Step Merger and elect to consummate a merger of one of our wholly owned subsidiaries with and into Caremark, followed by a merger of Caremark into Express Scripts or a wholly owned subsidiary of Express Scripts. The purpose of the Second-Step Merger is for Express Scripts to acquire all outstanding shares of Caremark Common Stock that are not acquired in the Offer. In the Second-Step Merger, each remaining share of Caremark Common Stock, other than shares held in treasury by Caremark or shares of Caremark Common Stock already owned by Express Scripts (or Caremark’s and Express Scripts’ respective wholly owned subsidiaries) and other than shares of Caremark Common Stock held by stockholders who properly exercise applicable dissenter’s rights pursuant to Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”), will be converted into the right to receive the same number of shares of Express Scripts Common Stock and the same amount of cash as are received by Caremark stockholders pursuant to the Offer.
     The Offer is conditioned upon, among other things the following: (i) Caremark stockholders shall have validly tendered and not withdrawn prior to the expiration of the Offer at least that number of shares of Caremark Common Stock that, when added to the shares of Caremark Common Stock then owned by Express Scripts or any of its subsidiaries, shall constitute a majority of the then outstanding shares of Caremark Common Stock on a fully diluted basis; (ii) the Agreement and Plan of Merger, dated as of November 1, 2006, by and among Caremark, CVS Corporation (“CVS”) and Twain MergerSub Corp. (the “Caremark/CVS Merger Agreement”) shall have been validly terminated on terms reasonably satisfactory to Express Scripts, and Express Scripts reasonably believing that Caremark could not have any liability, and CVS not having asserted any claim of liability or breach against Caremark, in connection with the Caremark/CVS Merger Agreement other than with respect to the possible payment of the termination fee required thereby; (iii) the board of directors of Caremark shall have approved the Offer and the Second-Step Merger or any other business combination satisfactory to Express Scripts between Caremark and Express Scripts (and/or any of

Express Scripts’ subsidiaries) pursuant to the requirements of Section 203 of the DGCL or Express Scripts shall be satisfied that Section 203 does not apply to or otherwise restrict the Offer, the Second-Step Merger described herein or any such business combination; (iv) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), shall have expired or been terminated prior to the expiration of the Offer and certain other governmental approvals and clearances shall have been obtained; (v) the registration statement of which the Prospectus/Offer to Exchange forms a part shall have become effective under the Securities Act of 1933, as amended, no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission (the “SEC”) and Express Scripts shall have received all necessary state securities law or “blue sky” authorizations; (vi) the stockholders of Express Scripts shall have approved the issuance of shares of Express Scripts Common Stock pursuant to the Offer and the Second-Step Merger as required under the rules of the NASDAQ Global Select Market and such shares shall have been authorized for listing on the NASDAQ Global Select Market, subject to official notice of issuance, (vii) Express Scripts shall have received proceeds under the facilities contemplated by its commitments from Credit Suisse Securities (USA) LLC, Credit Suisse, Cayman Islands Branch, Citicorp North America, Inc. and Citigroup Global Markets Inc., that, together with Express Scripts’ cash on hand, are sufficient to permit Express Scripts to complete the transactions contemplated by the Offer and shall have received commitments sufficient to fund the Second-Step Merger and to pay fees, expenses and other related amounts and (viii) Express Scripts shall have completed to its satisfaction confirmatory due diligence of Caremark’s non-public information on Caremark’s business, assets and liabilities and shall have concluded, in its reasonable judgment, that there are no material adverse facts or developments concerning or affecting Caremark’s business, assets and liabilities that have not been publicly disclosed prior to the commencement of the Offer. The Offer is subject to additional conditions that are fully described in the Prospectus/Offer to Exchange.
     To the extent legally permissible, Express Scripts reserves the right, in its sole discretion, at any time or from time to time (i) to extend, for any reason, the period of time during which the Offer is open, (ii) to delay acceptance for exchange of, or exchange of, any shares of Caremark Common Stock in order to comply in whole or in part with applicable law, including the occurrence of any condition specified in the Prospectus/Offer to Exchange in the section entitled “Conditions of the Offer,” (iii) to amend or terminate the Offer without accepting for exchange, or exchanging, any shares of Caremark Common Stock if Caremark agrees to enter into a negotiated merger agreement with Express Scripts and (iv) to amend the Offer or waive any conditions, in each case by giving oral or written notice of such delay, termination, waiver or amendment to National City Bank, as exchange agent (the “Exchange Agent”). In addition, even if Express Scripts has accepted for exchange, but not exchanged, shares in the Offer, it may terminate the Offer and not exchange shares of Caremark Common Stock that were previously tendered if completion of the Offer is illegal or if a governmental authority has commenced or threatened legal action related to the Offer. Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, which, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all shares of Caremark Common Stock previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw such stockholder’s shares of Caremark Common Stock.
     For purposes of the Offer (including during any Subsequent Offering Period (as defined below)), Express Scripts will be deemed to have accepted for exchange, and thereby exchanged, shares of Caremark Common Stock validly tendered and not properly withdrawn as, if and when Express Scripts gives oral or written notice to the Exchange Agent of Express Scripts’ acceptance for exchange of such shares of Caremark Common Stock pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, exchange of shares of Caremark Common Stock accepted for exchange pursuant to the Offer will be made by deposit of the cash and stock consideration being exchanged therefor with the Exchange Agent, which will act as agent for tendering stockholders for the purpose of receiving the Offer consideration from Express Scripts and transmitting such consideration to tendering stockholders whose shares of Caremark Common Stock have been accepted for exchange. Under no circumstances will Express Scripts pay interest on the Offer consideration for shares of Caremark Common Stock, regardless of any extension of the Offer or other delay in making such exchange. In all cases (including during any Subsequent Offering Period (as defined below)), Express Scripts will exchange Caremark Common Stock tendered and accepted for exchange pursuant to the Offer only after timely receipt by the Exchange Agent of (i) the certificates evidencing such shares of Caremark Common Stock (the “Share Certificates”) or timely confirmation of a book-entry transfer of such shares of Caremark Common Stock into the Exchange Agent’s account at the Book-Entry Transfer Facility (as defined in the Prospectus/Offer to Exchange) pursuant to the procedures set forth in the section of the Prospectus/Offer to Exchange entitled “The Exchange Offer-Procedure for Tendering”, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, in the case of a book-entry transfer, or an Agent’s Message (as defined in the Prospectus/Offer to Exchange) and (iii) any other documents required under the Letter of Transmittal. Subject to the applicable rules and regulations of the SEC, Express Scripts expressly reserves the right, in its sole discretion, at any time and from time to time, to extend for any reason the period of time during which the Offer is open.
     Pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Express Scripts may, subject to certain conditions, elect to provide a subsequent offering period of three business days to 20 business days in length following the expiration of the Offer on the Expiration Date and acceptance for exchange of the shares of Caremark Common Stock tendered in the Offer (a “Subsequent Offering Period”). A Subsequent Offering Period would be an additional period of time, following the first exchange of shares of Caremark Common Stock in the Offer, during which stockholders could tender shares of Caremark Common Stock not tendered in the Offer. If Express Scripts elects to include a Subsequent Offering Period, it will notify stockholders of Caremark by making a public announcement on the next business day after the Expiration Date consistent with the requirements of Rule 14d-11 under the Exchange Act. The same consideration will be received by stockholders tendering shares of Caremark Common Stock in the Offer or in a Subsequent Offering Period, if one is included.
     Shares of Caremark Common Stock may be withdrawn at any time prior to the expiration of the Offer. If Express Scripts decides to include a Subsequent Offering Period, shares of Caremark Common Stock tendered during the Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Exchange Agent at one of its addresses set forth on the back cover page of the Prospectus/Offer to Exchange. Any such notice of withdrawal must specify the name of the person who tendered the shares of Caremark Common Stock to be withdrawn, the number of shares of Caremark Common Stock to be withdrawn and the name of the registered holder of such shares of Caremark Common Stock, if different from that of the person who tendered such shares of Caremark Common Stock. If Share Certificates to be withdrawn have been delivered or otherwise identified to the Exchange Agent, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Exchange Agent and, unless such shares of Caremark Common Stock have been tendered by or for the account of an Eligible Institution (as defined in the Prospectus/Offer to Exchange), the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If shares of Caremark Common Stock have been tendered pursuant to the procedure for book-entry transfer as set forth in the section of the Prospectus/Offer to Exchange entitled “The Exchange Offer-Procedure for Tendering”, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn shares of Caremark Common Stock. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Express Scripts, in its discretion, whose determination will be final and binding to the fullest extent permitted by law.
     The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Exchange Act is contained in the Prospectus/Offer to Exchange and is incorporated herein by reference.
     A request is being made to Caremark pursuant to Rule 14d-5 under the Exchange Act for the use of Caremark’s stockholder lists and security position listings for the purpose of disseminating the Offer to stockholders. Upon compliance by Caremark with this request, the Prospectus/Offer to Exchange, the Letter of Transmittal and all other relevant materials will be mailed to record holders of shares of Caremark Common Stock and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Caremark’s stockholders lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares of Caremark Common Stock by Express Scripts or, if Caremark so elects, the materials will be mailed by Caremark.
     The Prospectus/Offer to Exchange and the accompanying Letter of Transmittal contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer. Such documents may be obtained without charge at the web site of the SEC at www.sec.gov.

     Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers, or the Dealer Managers at their respective telephone numbers, in each case, as set forth below. Requests for additional copies of the Prospectus/Offer to Exchange and the accompanying Letter of Transmittal and other exchange offer materials may be directed to the Information Agent, and copies will be furnished promptly at Express Scripts’ expense.
The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885
E-mail: expressscripts@mackenziepartners.com
The Dealer Managers for the Offer are:

Citigroup Global Markets Inc. 388 Greenwich Street New York, NY 10013 Toll Free: (800) 956-2133 Collect: (212) 816-2161	Credit Suisse Securities (USA) LLC Eleven Madison Avenue New York, New York 10010-3629 Toll Free: (866) 354-1193
January 16, 2007